UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2013

COMMISSION FILE NUMBER 001-31811

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203 Hoehyon-dong, 1-ga, Chung-gu, Seoul 100-792, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

On December 6, 2013, the Board of Directors of Woori Finance Holdings Co., Ltd. (the “Company”) disclosed that the previously announced plan to spin-off the Company’s businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank, as disclosed in Exhibit 99.2 to the Report on Form 6-K submitted by the Company on August 27, 2013 (titled “Report of Material Event”), has been amended as follows. Capitalized terms have the meanings given to them in the Report of Material Event unless otherwise defined herein.

-	Changes to certain key dates relating to the Spin-off, including:

		Before the Amendment	After the Amendment
	Extraordinary meeting of the Company’s shareholders to approve the Spin-off Plan	December 26, 2013	January 28, 2014
	Creditor Objection Period	December 27, 2013 to January 28, 2014	January 29, 2014 to February 28, 2014
	Record date for share allotment	February 1, 2014	February 28, 2014
	Date of the Spin-off	February 1, 2014	March 1, 2014
	Meeting of the shareholders of the Surviving Company for report of the Spin-off and inaugural meetings of shareholders of the Spin-off Companies	February 4, 2014	March 3, 2014
	Registration of the Spin-off (tentative)	February 4, 2014	March 3, 2014
Others	Dispatch of notice and public announcement of convening of the meeting of the Company’s shareholders	December 5, 2013	January 7, 2014
	Public announcement of Creditor Objection Period and period for submission of old share certificates	December 27, 2013	January 29, 2014
	Period of trading suspension	January 27, 2014 to 1 day prior to the date of modified listing	February 27, 2014 to 1 day prior to the date of modified listing
	Date of modified listing (tentative)	February 14, 2014	March 17, 2014
	Date of the relisting of the Spin-off Companies (tentative)	February 14, 2014	March 17, 2014

-	Change in the representative director and standing director of KJB Financial Group from Ki-Jin Song to Jang-Hak Kim.

See Exhibit 99.1 (Amended Report of Material Event) for the full text of the amended Spin-off Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

	By:	/s/ Seung-Gyu Kim
(Signature)
Name: Seung-Gyu Kim
Title: Executive Vice President

Date: December 6, 2013